

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 16, 2016

Via E-mail
Mr. Jeffrey A. Martin
Chief Financial Officer
Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

> **Re: Mueller Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2015**
> **Filed February 24, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2016**
> **Form 10-Q for the Fiscal Quarter Ended April 2, 2016**
> **Filed April 27, 2016**
> **File No. 1-6770**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 21
Annual Incentive Compensation, page 26

1.   Your annual bonuses are based wholly or in part upon the results of Consolidated Company Adjusted Operating Income. In future filings, please disclose the adjustments

to operating income that were used for the calculation of the actual amount of annual bonuses awarded to your named executive officers. Please refer to Item 402(b)(2)(v) of Regulation S-K and Instruction 5 to Item 402(b). We also note your discussion on page 35 of the manner in which the performance factor is calculated. In future filings, please clarify how performance factors based on achievements between 80% of target and 100% of target and 100% of target and 125% of target are calculated.

Form 10-Q for the Fiscal Quarter Ended April 2, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16
General Overview, page 16

2.   We refer to the realignment of your operating segments from two reportable segments to three reportable segments and have the following comments:

- Please expand your disclosure in future filings to more fully describe the changes to your management reporting structure, as well as the reason the Chief Operating Decision Maker has determined that managing the business and allocating resources with three segments better supports your business strategy.

- Please tell us if and how the change in your management reporting structure impacted your reporting units and the reassignment of goodwill. Refer to ASC 350-20-35-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction